

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

June 16, 2017

Sandor Miklos
Chief Executive Officer
Team 360 Sports, Inc.
163 Killian Rd.
Maple, Ontario, Canada LGA 1A8

Re: **Team 360 Sports, Inc.**
        Amendment No. 1 to Registration Statement on Form S-1
        File No. 333-216783
        Filed May 22, 2017

Dear Mr. Miklos:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. References to our prior comments refer to our letter dated April 12, 2017.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please revise to include a balance sheet as of an interim date within 135 days of the filing as well as the statements of operations, stockholders' equity (deficit) and cash flows for the related interim period and the comparable period in the prior year. Refer to Rule 8-03 of Regulation S-X.

Business, page 7

2.   We note your response to prior comment 5 regarding the involvement of Messrs. Miklos and Smith in a prior sports administrative services software venture. Please revise to identify the Canadian-based company that your management sold in 2016 and describe the primary asset that was sold, which is similar to the Team360 software. Further, please clarify whether there are potential risks that this prior software may adversely affect the operations of Team360, for example through non-compete agreements or intellectual property disputes.

3.   We note your response to prior comment 6 regarding your industry statistics. Please revise to provide the source for your assertion that there are 7.93 million sports teams in the United States.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 32

4.   For the two transactions on November 5, 2016, clarify to us when the related goods or services were delivered. Refer to ASC 605-10-S99-1. In addition, tell us what the license period is and whether you are obligated to provide post-contract customer support as defined in ASC 985-605-20. If this is the case, tell us why you believe the consideration associate with the license should not be deferred due to lack of vendor-specific objective evidence of fair value for the post-contract customer support. Refer to paragraphs 25-6, 25-7, 25-67 and 25-68 of ASC 985-605.

Executive Compensation, page 39

5.   We note your response to prior comment 21 regarding your summary compensation table. Please revise your summary compensation table to provide the value of the shares awarded to your named executive officer at the aggregate grant date fair value computed in accordance with FASB ASC Topic 718. Please refer to Item 402(n)(2)(v) of Regulation S-K.

Relationships and Related Transactions, page 41

6.   We note your response to prior comment 22 regarding Casavue LLC, an entity affiliated with your management. Please revise this section to describe your related party transactions involving Casavue LLC, as required by Item 404(a) of Regulation S-K. For example, you disclose $45,000 in technology and software development services on page F-10.

Notes to the Financial Statements

Note 2 – Summary of Significant Accounting Policies, page F-7

7.   We note your response to prior comment 25 regarding your policy of capitalizing
software and website development costs. The suggested disclosure does not appear to be
included in this amendment. Please advise. Also tell us why you do not believe ASC
985-20 would apply.

Note 3 – Going Concern, page F-9

8.   Revise your disclosure to include a statement in the footnote indicating that there is
substantial doubt about your ability to continue as a going concern within one year after
the date that the financial statements are issued. In this regard, we note your disclosure
indicates the substantial doubt is not alleviated by management's plans. Refer to ASC
205-40-50-13.

Signatures, page 50

9.   We note your response to prior comment 29 and we reissue the comment. Please be
advised that under Instruction 1 to the Signatures on Form S-1 the registration statement
must be signed by the principal accounting officer or controller or by persons performing
similar functions. If an officer occupies more than one of the specified positions, he shall
indicate each capacity in which he signs the registration statement. Please provide the
signature of your principal accounting officer or controller. If Mr. Miklos performs this
function, please indicate this by adding this designation beneath his signature.

10.   The signature block does not conform to the requirements of Form S-1. Please review
the form requirements and revise accordingly. Specifically, the paragraph beneath the
heading Signatures omits information required by the form, and the registration statement
must be signed on behalf of the company as well as by the company's officers in the
capacities in which they serve.

Exhibits

11.   Your exhibit index indicates that the Simon Smith Employment Agreement was filed
with your amended registration statement as Exhibit 10.5; however, we are unable to
locate this exhibit. Please file Exhibit 10.5 with your next amendment.

You may contact Mengyao Lu, Staff Accountant, at (202) 551- 7271 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or me at (202) 551-3457 with any other questions.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel
Office of Information
Technologies and Services

cc: Darian B. Andersen, Esq.
        General Counsel, PC